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                               April 15, 2021

       Michael Lawson
       Chief Executive Officer
       UAV Corp.
       115 County Road 381
       Wewahitchka, FL 32465

                                                        Re: UAV Corp.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed April 2, 2021
                                                            File No. 024-11456

       Dear Mr. Lawson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2021 letter.

       Amendment No. 1 to Form 1-A filed April 2, 2021

       Terms of the Offering, page 50

   1. We note your response to comment two in our letter dated March 8, 2021. Please revise to make your disclosure
here consistent with the disclosure on the offering statement cover page. You disclose here
that "The shares are being offered for a period not to exceed 5 days from the date the
Offering is approved by the state of New York. The offering will terminate on the
earlier of: (i) the date when the sale of all shares is completed, or (ii) 365 days from the date the
Offering is approved by the state of New York." You disclose on the offering statement
cover page that "The end date of the offering will be exactly 365 days from the date the
Offering Circular is approved by the Attorney General of the state of New York (unless
extended by the Company, in its own discretion, for up to another 90
 Michael Lawson
UAV Corp.
April 15, 2021
Page 2
      days)."
        You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Lawson
                                                           Division of
Corporation Finance
Comapany NameUAV Corp.
                                                           Office of
Manufacturing
April 15, 2021 Page 2
cc:       William R. Eilers
FirstName LastName